Filed by: Akerna Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Akerna Corp.

Commission File No. 333-271857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 14A
__________________

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.    )

Filed by the Registrant	☒
Filed by a Party other than the Registrant	☐

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Materials under 14a-12

AKERNA CORP.
(Name of Registrant as Specified in Its Charter)

___________________________________________________________________
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

AKERNA CORP.
1550 Larimer Street #246
Denver, Colorado 80202

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON December 28, 2023

To the Stockholders of Akerna Corp.:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the “Annual Meeting”) of Akerna Corp. (the “Company”), to be held at 201 Milwaukee Street., Suite 200, Denver, CO 80206, on December 28, 2023, at 10:00 a.m., Mountain Time, to consider and vote upon the following proposals:

1.      To elect one Class II director to serve on the Company’s Board of Directors (the “Board”) until the 2026 annual meeting of stockholders or until their successors are elected and qualified;

2.      To ratify the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

3.      Such other matters as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEE FOR DIRECTOR AND “FOR” THE RATIFICATION OF APPOINTMENT OF THE COMPANY’S AUDITOR.

The Board has fixed the close of business on December 11, 2023 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting or any postponement(s) or adjournment(s) thereof. Accordingly, only stockholders of record at the close of business on the Record Date are entitled to notice of, and shall be entitled to vote at, the Annual Meeting or any postponement(s) or adjournment(s) thereof. Each share of our Common Stock is entitled to one vote for each nominee for election to the Board and one vote on each of the other matters to be voted on at the Annual Meeting. Our special voting share is entitled to one vote per a Common Stock equivalent pursuant to its terms for each nominee for election to the Board and on each of the other matters to be voted on at the Annual Meeting. Cumulative voting for the nominees to the Board is not permitted. A list of stockholders as of the Record Date will be available at the Annual Meeting for inspection by any stockholder. Stockholders will need to register at the Annual Meeting to attend the Annual Meeting. If your shares of Common Stock are not registered in your name, you will need to bring proof of your ownership of those shares to the Annual Meeting in order to register to attend and vote. You should ask the broker, bank or other institution that holds your shares to provide you with proper proxy documentation that shows your ownership of shares as of the Record Date and your right to vote such shares at the Annual Meeting. Please bring that documentation to the Annual Meeting.

Your vote is important. You are requested to carefully read the accompanying Proxy Statement for a more complete statement of matters to be considered at the Annual Meeting. A nominee for director shall be elected if the number of votes cast at the Annual Meeting by the holders of the voting stock present in person or represented by proxy and entitled to vote at the Annual Meeting for a nominee’s election exceeds the votes cast against/withheld for such nominee’s election. The affirmative vote of a majority of the votes cast by holders of voting stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of the Company’s independent registered public accounting firm.

IMPORTANT

Whether or not you expect to attend the Annual Meeting, you are respectfully requested by the Board to sign, date and return the enclosed proxy promptly, or follow the instructions contained there on to vote on the Internet. If you grant a proxy, you may revoke it at any time prior to the Annual Meeting or vote in person at the Annual Meeting. If you received the accompanying Proxy Statement in the mail, a return envelope is enclosed for your convenience.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH NOMINEE TO THE BOARD AND “FOR” THE RATIFICATION OF APPOINTMENT OF THE COMPANY’S AUDITOR.

By Order of the Board,

/s/ Jessica Billingsley
Jessica Billingsley
Chief Financial Officer

December 13, 2023

AKENA CORP.
1550 Larimer Street #246
Denver, Colorado 80202

PROXY STATEMENT

2023 ANNUAL MEETING OF STOCKHOLDERS
to be held on December 28, 2023, at 10:00 a.m., Mountain Time at
201 Milwaukee Street, Suite 200, Denver, Colorado 80206

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving these materials?

The Company has delivered these materials to you in connection with the Company’s solicitation of proxies for use at the 2023 Annual Meeting of Stockholders to be held on December 28, 2023, at 10:00 a.m., Mountain Time, at 201 Milwaukee Street, Suite 200, Denver, Colorado 80206 and at any postponement(s) or adjournment(s) thereof. These materials are first being sent or given to stockholders on or about December 13, 2023. This proxy statement gives you information on the proposals to be presented at the Annual Meeting so that you can make an informed decision.

In this Proxy Statement, we refer to Akerna Corp. as the “Akerna”, “Company,” “we,” “us” or “our.”

What is included in these materials?

These materials include:

•        The Notice for the Annual Meeting and this Proxy Statement for the Annual Meeting;

•        The proxy card for the Annual Meeting; and

•        The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the United States Securities and Exchange Commission (the “SEC”) on March 21, 2023, as amended on May 1, 2023 (the “Annual Report”).

If you requested printed versions of these proxy materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

1.      To elect one Class II director to serve on the Company’s Board of Directors (the “Board”) until the 2026 annual meeting of stockholders or until their successors are elected and qualified;

2.      To ratify the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and

3.      Such other matters as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

How does the Board recommend that I vote?

Election of Directors

Our Board unanimously recommends that stockholders vote “FOR” the nominee for Class II director.

Ratification of Marcum LLP

Our Board unanimously recommends that the stockholders vote “FOR” the ratification of appointment of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

Who can vote at the 2023 Annual Meeting of Stockholders?

Stockholders who owned shares of our Common Stock on December 11, 2023 (the “Record Date”) may attend and vote at the Annual Meeting. Additionally, Odyssey Trust Company as the trustee holding our outstanding special voting share may attend and vote at the Annual Meeting.

How many votes am I entitled to per share?

Each share of Common Stock entitles the holder thereof to one vote for each nominee to the Board and on each proposal at the Annual Meeting. There were 10,352,018 shares of Common Stock outstanding on the Record Date. Additionally, our special voting share is entitled to vote a number of shares equivalent to 12,611 shares of our Common Stock on each proposal at the Annual Meeting. There are no cumulative voting rights. Information about the stockholdings of our directors and executive officers is contained in the section of this Proxy Statement entitled “Other Information — Principal Stockholders” of this Proxy Statement.

What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

Stockholder of Record.    If your shares are registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company and you received a proxy card.

Beneficial Owner of Shares Held in Street Name.    If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instruction form” delivered to you.

If I am a stockholder of record of the Company’s voting stock, how do I vote?

There are three ways to vote:

•        In person.    If you are a stockholder of record, you may vote in person at the Annual Meeting. The Company will give you a ballot when you arrive.

•        Via the Internet.    You may vote by proxy via the Internet by going to www.cstproxyvote.com and using the code written on your proxy card to access your proxy electronically.

•        By Mail.    You may vote by mail by filling out the proxy card that accompanies this Proxy Statement and sending it back in the envelope provided.

Even if you plan to attend the Annual Meeting, it is strongly recommended you vote by proxy via the Internet or complete and return your proxy card before the Annual Meeting date just in case your plans change.

If I am a beneficial owner of shares held in street name, how do I vote?

There are three ways to vote:

•        In person.    If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank, broker-dealer or other similar organization that holds your shares. Please contact that organization for instructions regarding obtaining a legal proxy.

•        Via the Internet.    You may vote by proxy via the Internet by following the instructions provided by your brokerage firm, bank, broker-dealer or other similar organization that holds your shares.

•        By Mail.    You may vote by proxy by completing the voting instruction form from your brokerage firm pursuant to the instructions provided to you by such brokerage firm, filling out the voting instruction form and sending it back in the envelope provided by your brokerage firm, bank, broker-dealer or other similar organization that holds your shares.

What is the proxy card?

The proxy card enables you to appoint Jessica Billingsley, our Chief Executive Officer and Chairman of the Board, and Larry Dean Ditto, Jr., our Chief Financial Officer, as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing either of these persons to vote your shares at the Annual Meeting in accordance with your instructions on the proxy card. This way your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is strongly recommended you complete and return your proxy card before the Annual Meeting date just in case your plans change. If a proposal comes up for vote at the Annual Meeting that is not on the proxy card, the proxy will vote your shares, under your proxy, according to their best judgment to the extent permissible by applicable law.

I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called “householding,” which the SEC has approved. Under this procedure, we deliver a single copy of the proxy materials to multiple stockholders who share the same address unless we receive contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the proxy materials, including this Proxy Statement and the Annual Report, stockholders may contact us as follows:

AKERNA CORP.
1550 Larimer Street #246
Denver, Colorado 80202
Attention: Secretary

Stockholders who hold shares in street name (as described below) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the vote on each proposal at the Annual Meeting. You may vote again on a later date via the Internet (in which case only your latest Internet proxy submitted prior to the Annual Meeting will be counted), by requesting, signing and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting and voting in person if you are a stockholder of record. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to the Company’s Secretary, at the Company’s headquarters at 1550 Larimer Street #246, Denver, Colorado 80202, a written notice of revocation prior to or at the Annual Meeting.

Please note, however, that if your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting instruction form provided to you by the broker, bank or other nominee. If your shares are held in street name, and you wish to attend the Annual Meeting and vote at the Annual Meeting, you must bring to the Annual Meeting a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

How many shares must be present or represented to conduct business at the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is that the holders of one-third of the issued and outstanding voting shares as of the Record Date, and entitled to vote at the Annual Meeting, be present in person or represented by proxy. “Broker non-votes,” which are described below, and abstentions are counted for the purpose of determining the presence of a quorum.

How are votes counted?

You may vote “for,” “against,” or “withhold” in relation to the election of a director nominee to the Board and “for,” “against,” or “abstain” on each of the other proposals being placed before our stockholders. If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur when brokers or others who hold shares in street name for a beneficial owner that has not provided instructions on how to vote on a particular matter. Matters on which a broker is not permitted to vote without instructions from the beneficial owner and instructions are not given are referred to as “non-routine” matters.

The ratification of auditors is “routine” and as such a matter on which brokers and nominees can vote on behalf of their clients if clients do not furnish voting instructions. The election of directors is non-routine and as such a matter on which brokers and nominees cannot vote on behalf of their clients if clients do not furnish voting instructions.

How many votes are required to approve each of the proposals?

Election of Directors

As of the date of this proxy statement, the election of directors is non-contested. Under our Bylaws, for an uncontested election, a nominee for director shall be elected if the number of votes cast at the Annual Meeting by the holders of the voting stock present in person or represented by proxy and entitled to vote at the Annual Meeting for a nominee’s election exceeds the votes cast against/withheld for such nominee’s election. This means that a vote marked “withheld” will have the same effect as a vote against a nominee. The election of directors is a “non-routine” matter, which brokers and nominees cannot vote on behalf of their clients if clients do not furnish voting instructions. As broker non-votes are not votes cast, broker non-votes will have no effect on the outcome of the election of directors.

Ratification of Marcum LLP

The ratification of the appointment of Marcum as the Company’s independent registered public accounting firm for fiscal year 2023 requires the affirmative vote of a majority of the votes cast by holders of voting stock present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. Abstentions and broker non-votes will have no effect on the outcome of the proposal to ratify the appointment of Marcum. Because this proposal is a routine matter, brokers will have discretionary voting on this matter if they do not receive instructions.

Will my shares be voted if I do not sign and return my proxy card?

If your shares are held in street name or in your name and you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the Annual Meeting.

What happens if I do not indicate how to vote my proxy?

If you just sign your proxy card without providing further instructions, your shares will be voted “FOR” the nominee to be elected as a Class II director to the Board and “FOR” the ratification of appointment of the Company’s independent auditor.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

Where do I find the voting results of the Annual Meeting?

We will announce voting results at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which the Company is required to file with the SEC within four business days following the Annual Meeting.

Who is paying for the solicitation of proxies?

The cost of preparing, assembling, printing and mailing this Proxy Statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the Annual Meeting, will be borne by the Company. Some banks and brokers have customers who beneficially own Common Stock listed of record in the names of nominees. We intend to request banks and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of our outstanding shares of Common Stock is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, email and personal solicitation by officers, directors and regular employees of the Company, but no additional compensation will be paid to such individuals.

Do I have any appraisal rights?

None of the Delaware General Corporation Law (the “DGCL”), our Amended and Restated Certificate of Incorporation nor our Amended and Restated Bylaws provide for appraisal or other similar rights for dissenting stockholders in connection with the proposals at this Annual Meeting. Accordingly, our stockholders will have no right to dissent and obtain payment for their shares.

Are there any other matters to be handled at the Annual Meeting?

We are not currently aware of any business to be acted upon at the Annual Meeting other than the proposals discussed in this Proxy Statement. The form of proxy accompanying this Proxy Statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting and with respect to any other matters which may properly come before the Annual Meeting or at any adjournment(s) or postponement(s) of the Annual Meeting. If other matters do properly come before the Annual Meeting, or at any adjournment(s) or postponement(s) of the Annual Meeting, shares of our Common Stock, represented by properly submitted proxies, will be voted by the proxy holders in accordance with their best judgment to the extent permitted by applicable law.

Who can help answer my questions?

You can contact our Secretary at (888) 932-6537 or by sending a letter to the Company’s headquarters at Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202 with any questions about the proposals described in this Proxy Statement or how to execute your vote.

How can I obtain the Company’s Annual Report?

Our Annual Report, which is our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, is being mailed with this Proxy Statement. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 has also been filed with the SEC. It is available free of charge at the SEC’s website at www.sec.gov. Upon written request by a stockholder, we will mail without charge a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules, but excluding exhibits. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. All requests should be directed to the Secretary, Akerna Corp. 1550 Larimer Street #246, Denver, Colorado 80202 Attention: Secretary.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 28, 2023

The Notice of Annual Meeting of Stockholders, Proxy Statement for the Annual Meeting, the Annual Report and Proxy Card are available at www.cstproxy/akerna/2023. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered a part of this Proxy Statement or any other filing that we make with the Securities and Exchange Commission.

PROPOSAL ONE — ELECTION OF DIRECTORS

General

Our current Board is comprised of four (4) directors. Our Board is divided into three classes: Class I; Class II; and Class III. The directors in Class I have a term expiring at the 2025 annual meeting of stockholders, the directors in Class II have a term expiring at this annual meeting of stockholders, and the directors in Class III have a term expiring at the 2024 annual meeting of stockholders. The Class I directors are Matthew R. Kane and Tahira Rehmatullah; the Class II director is Scott Sozio, and the Class III director is Jessica Billingsley.

Nominees

The Nominating Committee of our Board has nominated Scott Sozio to serve as a Class II director until the 2026 annual meeting of stockholders (subject to his respective earlier removal, death or resignation) or until his successors are elected and qualified.

We have been advised by Mr. Sozio that he is willing to be named as a nominee and each are willing to continue to serve as a director if elected. Unless you indicate otherwise, shares represented by executed proxies will be voted for the election as director.

Mr. Sozio is currently a director. We have no reason to believe that of the nominee will be unavailable to serve on the Board or, if elected, will decline to serve. Should the nominee become unable or unwilling to serve, which is not anticipated, the Board may designate a substitute nominee, in which event the proxy representatives will vote proxies that otherwise would be voted for the named nominee for the election of such substitute nominee.

Required Vote

There is one directorship up for election to the Board that will serve as Class II director until the 2026 annual meeting of stockholders or until his respective successors are elected and qualified. As of the date of this proxy statement, the election of directors is non-contested. Under our Bylaws, for an uncontested election, a nominee for director shall be elected if the number of votes cast at the Annual Meeting by the holders of the voting stock present in person or represented by proxy and entitled to vote at the Annual Meeting for a nominee’s election exceeds the votes cast against/withheld for such nominee’s election. The election of directors is a “non-routine” matter, which brokers and nominees cannot vote on behalf of their clients if such clients do not furnish voting instructions. Broker non-votes will have no effect on the outcome of the election. If a nominee is not elected, the current director for that directorship will continue until such director’s successor is elected and qualified.

OUR BOARD RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF THE
ABOVE MENTIONED NOMINEE.

DIRECTORS AND EXECUTIVE OFFICERS

Directors, Nominees and Executive Officers

Name	Age	Position
Jessica Billingsley	44	Chairman of the Board and Chief Executive Officer(3)
Scott Sozio	42	Director(2)
Matthew R. Kane	41	Director(1)
Tahira Rehmatullah	40	Director(1)
Larry Jean Ditto, Jr.	56	Chief Financial Officer
Ray Thompson	52	Special Advisor to the Chief Executive Officer
David McCullough	45	Chief Technology Officer

____________

(1)      Class I director.

(2)      Class II director.

(3)      Class III director.

Directors

Jessica Billingsley has served as Chief Executive Officer and director since the consummation of our Business Combination on June 17, 2019, and Chairman of the Board since July 2019. Ms. Billingsley co-founded MJF, our wholly-owned subsidiary, in 2010 and served as President of MJF from 2010 to April 2018 and Chief Executive Officer since May 2018. An early investor in one of Colorado’s first legal medical cannabis businesses, Ms. Billingsley created the category of cannabis seed-to-sale technology after seeing the need first-hand. Prior to MJF, Ms. Billingsley was the founder and chief executive officer of Zoco, a technology services firm with clients across the United States. Ms. Billingsley has 20 years of technology and systems experience with rapidly scaling businesses, and founded her first business at the age of 22. Ms. Billingsley served on the board of the National Cannabis Industry Association from 2012 – 2019 and currently serves as Chair of the Board of the United States Cannabis Council. Ms. Billingsley was named one of Fortune’s 10 most promising women entrepreneurs in 2015 and named one of Inc. Magazine’s 100 Female Founders in 2018. Ms. Billingsley holds a dual degree from the University of Georgia in Computer Science and Communications. Ms. Billingsley was selected to serve on our Board based on her extensive experience with technology and systems companies, broad experience in the telecommunications industry, and her background as an entrepreneur

Scott Sozio has served as a director since October 2018, prior to the consummation of our merger on June 17, 2019. From October 2018 until the consummation of the merger on June 17, 2019, Mr. Sozio served as President and Secretary of Akerna. From September 2017 and until the merger in June 2019, Mr. Sozio served as the chief executive officer and a director of MTech Acquisition Corp. Since July 2019, Mr. Sozio has served as Head of Corporate Development., Mr. Sozio is the co-founder of Hypur Ventures and since June 2016, has served as its managing director. Since April 2015, Mr. Sozio has served as a director of Hypur Inc., a financial technology firm focused on banking compliance. Since September 2016, Mr. Sozio has served as a director of Simplifya Holdings, LLC, a cannabis compliance technology business, both portfolio companies of Hypur Ventures. Since February 2013, Mr. Sozio has served as a partner in Van Dyke Holdings, where he is responsible for its private investment portfolio. Prior to joining Van Dyke Holdings, Mr. Sozio was a vice president of Bay Harbour Management L.C., a distressed-debt focused hedge fund. He joined Bay Harbour in 2004 after working in the Financial Restructuring Advisory Group at CIBC World Markets. Mr. Sozio is the former Chairman of Island One, Inc., a timeshare company based in Florida (from 2011 to 2012), and acquired by Diamond Resorts as part of Diamond’s initial public offering, and a former director of Great Destinations, Inc., a timeshare sales business based in California (from 2013 to 2016), and acquired by Interval International in 2016. Mr. Sozio holds a B.A. in Architecture from Columbia University. Mr. Sozio was selected to serve on our Board based on his extensive experience in finance and investment management and his broad experience with working with cannabis companies.

Matthew R. Kane has served as a director since the consummation of our merger on June 17, 2019. Since December 2015, Mr. Kane has served as a director or MJF. In 2002, Mr. Kane co-founded and served as co-chief executive officer of Green Shades Software, Inc., a human resources, payroll and tax reporting software company, until 2019 where he has since served as a board member. Additionally, Mr. Kane has served as chief executive officer of Welltality, a health care technology start-up, from 2014 to 2018, where he has since served as a board member.

He received his bachelor’s degree in Computer Information Systems from Jacksonville University in 2001, an MBA from the Warrington College of Business at the University of Florida in 2006, and a Masters in Information and Data Service at the University of California, Berkeley in 2020. He previously served for 11 years on the board of Jacksonville University from 2007 to May 2018 and was reappointed in 2019. Mr. Kane was selected to serve on our Board based on his extensive experience in in the software technology applications industry.

Tahira Rehmatullah has served as a director since consummation of our merger on June 17, 2019. Since October 2018, prior to the merger and until consummation of the merger in June 2019, Ms. Rehmatullah served as Vice President and Treasurer. Since 2016, Ms. Rehmatullah has been president of T3 Ventures, a strategy and management consulting firm. From September 2017 to June 2019, Ms. Rehmatullah was the chief financial officer of MTech Acquisitions Inc. From 2016 to 2019, Ms. Rehmatullah was a managing director of Hypur Ventures, where she was responsible for portfolio company management as well as investment sourcing and execution. From June 2017 to June 2018, Ms. Rehmatullah served as a director of Dope Media, a cannabis media company and portfolio company of Hypur Ventures. Prior to joining Hypur Ventures, from 2014 to 2016 Ms. Rehmatullah served as the general manager of Marley Natural, a cannabis brand based on the life and legacy of Bob Marley, where she was responsible for the brand launch as well as managing its day-to-day operations. From 2014 to 2016, Ms. Rehmatullah served as an investment manager at Privateer Holdings, a private equity firm with investments in the legal cannabis industry. Prior to her activities in the cannabis industry, from 2011 to 2012, Ms. Rehmatullah was a portfolio manager at City First Enterprises where she was responsible for underwriting, structuring and managing deals for their community development and investment portfolio. From 2007 to 2011, Ms. Rehmatullah was an associate at Perry Capital where she led research initiatives for the asset-backed securities team. Her career began in Ernst & Young’s Financial Services Advisory practice in 2005. Ms. Rehmatullah holds an M.B.A. from the Yale School of Management and a B.S. in Finance and minor in Life Sciences from The Ohio State University. Ms. Rehmatullah was selected to serve on our Board based on her extensive experience in finance and investment management and her broad experience working with cannabis companies.

Executive Officers

Larry Dean Ditto, Jr. On July 25, 2022, the Company appointed Mr. Ditto as the Company’s Chief Financial Officer. Mr. Ditto was previously appointed as the Company’s Interim Chief Financial Officer on May 11, 2022, effective May 17, 2022, and he has served as accounting and financial consultant for Akerna since April 21, 2022. Mr. Ditto is the Chief Financial Officer (“CFO”) of Mydecine Innovations Group, Inc (“Mydecine”), where he has served as CFO since December 2020 and will continue to serve as CFO concurrent to his service as the Company’s Interim CFO. Prior to his service at Mydecine, Mr. Ditto served Sigue Corporation from June 2019 through December 2020. He was the company’s CFO and, following his CFO tenure, also supported the company as a Financial Consultant. He served as the Vice President and Corporate Controller of OSI Systems, Inc. from April 2018 through June 2019 and the CFO of DLH Davinci LLC (Dental Lab Holdings) from January 2016 through April 2018. Mr. Ditto holds a Bachelor of Arts in Economics and Management from Albion College and holds a Master of Business Administration from the Kelley School of Business at Indiana University.

Ray Thompson was appointed Special Advisor to the Chief Executive Officer in May 2022, and he served as President and Chief Operating Officer of Akerna from January 2022 to May 2022 and Chief Operating Officer from November 2018 to January 2022. From November 2016 to January 2018, Mr. Thompson worked as the head of customer and sales Operations for Gloo, a people development SaaS company. During that time, Mr. Thompson reported to the executive team to develop and execute on market strategies, product offerings, financial projections, and talent management. From October 2008 to October 2016, Mr. Thompson served as corporate senior vice president of VisionLink, a multiagency humanitarian software platform, managing across all aspects of the business providing enterprise SaaS solutions to federal and state governments and international humanitarian organizations. From 1996 to 2008, Mr. Thompson served in various executive sales and marketing roles across multiple technologies companies. Mr. Thompson holds a Master in Business Administration from the University of Denver.

David McCullough has served as Chief Technology Officer of Akerna since July 1, 2020. Mr. McCullough has been with Akerna and MJF since 2015, previously serving as Akerna’s executive vice president of product & engineering. Before joining MJF, Mr. McCullough was the Chief Technology Officer of StudentPublishing.com, during that time, he actively managed the technical aspects of Student Publishing’s sale to and system integration with lulu.com. Mr. McCullough has over 16 years of software engineering experience, including extensive government systems experience. Mr. McCullough has previously served as a professor at New Mexico State University where he taught courses in data communications and networking. Mr. McCullough holds a master’s degree in Computer Science. MCSE, CCNP, A+. N+.

Board Qualifications

Our Board has not formally established any specific, minimum qualifications that must be met by each of its officers or directors or specific qualities or skills that are necessary for one or more of its officers or members of the Board to possess. However, we expect to generally evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent organization, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders.

Our officers and the Board will be composed of a diverse group of leaders in their respective fields. Many of these officers or directors have senior leadership experience at various companies. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. Many of our officers and directors also have experience serving on boards of directors and/or board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, these officers and directors also have other experience that makes them valuable, such as managing and investing assets or facilitating the consummation of business investments and combinations.

We, along with our officers and directors, believe that the above-mentioned attributes, along with the leadership skills and other experiences of our officers and board members described above, provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of shareholder value appreciation through organic and acquisition growth.

Number and Terms of Office of Officers and Directors

Our Board is divided into three classes: Class I; Class II; and Class III. The directors in Class I have a term expiring at the 2025 annual meeting of stockholders, the directors in Class II have a term expiring at this annual meeting of stockholders, and the directors in Class III have a term expiring at the 2024 annual meeting of stockholders. The Class I directors are Matthew R. Kane and Tahira Rehmatullah, the Class II director is Scott Sozio, and the Class III director is Jessica Billingsley.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Amended and Restated Bylaws as it deems appropriate.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our directors, executive officers or nominees to the Board and any other person, including directors, executive officers and nominees, pursuant to which the director, executive officer or nominee was selected to serve as a director, officer or nominee.

Family Relationships

None of our directors, executive officers or nominees to the Board are related by blood, marriage, or adoption to any other director, executive officer, nominee or other key employees.

Other Directorships

None of our directors are currently also directors of issuers with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act). In the past five years, Mr. Fishman has served as a director to Merus Labs International Inc., Aurora Cannabis Inc., Field Trip Health Ltd., and VIVO Cannabis Inc.; and Ms. Rehmatullah served as a director for Good Works Acquisition Corp. from August 2020 to August 2021.

Legal Proceedings

We are not aware of any of our directors, nominees for the Board, or executive officers being involved in any legal proceedings in which they are adverse to us or in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses) or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

CORPORATE GOVERNANCE

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the Nasdaq Listing Rules. Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the Nasdaq Listing Rules, and all directors who sit on our Audit Committee, Nominating Committee and Compensation Committee must also be independent directors.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with, the Company. In addition, as further required by the Nasdaq Listing Rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to Company and its management.

As a result, the Board has affirmatively determined that each of Matthew R. Kane and Tahira Rehmatullah are independent in accordance with the Nadsaq Listing Rules. The Board has also affirmatively determined that all members of our Audit Committee, Nominating Committee and Compensation Committee are independent directors.

On November 20, 2023, we received a notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the resignation of Barry Fishman from our Board) resulted in noncompliance with the board of directors independence requirements set forth in Nasdaq Listing Rule 5605(b)(1) and the requirement in Nasdaq Listing Rule 5605(c)(2)(A) to have an audit committee of at least three independent directors.

More specifically, when the Notice was issued, the Board did not have a majority of directors who would be considered “independent directors,” as that term is defined in Nasdaq Listing Rule 5605(a)(2) and the audit committee of the Board has only two independent directors. The Notice states that, consistent with Nasdaq Listing Rules 5605(b)(1)(A) and Rule 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance (i) until the earlier of the Company’s next annual shareholders’ meeting or November 15, 2024, or (ii) if the next annual shareholders’ meeting is held before May 13, 2024, then the Company must evidence compliance no later than May 13, 2024.

The Notice has no immediate effect on the listing of the Company’s common stock or warrants on the Nasdaq Capital Market.

Meetings of the Board and Committees

The Board met on 23 occasions during the fiscal year ended December 31, 2022. None of the incumbent directors attended fewer than 75% of the board meetings. Board members are not required to attend the Annual Meeting and no directors, except Ms. Billingsley, attended the 2022 Annual Meeting.

There are three committees of the Board: the Audit Committee; the Nominating Committee; and the Compensation Committee.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Nasdaq Listing Rules. In addition, our Board adopted a written charter for the Audit Committee, which is available on the Company’s website at www.akerna.com, which complies with the requirements of Rule 10A-3 of the Exchange Act.

The Audit Committee consists of Matthew R. Kane, and Tahira Rehmatullah, each of whom is independent within the meaning of the Nasdaq Listing Rules and Rule 10A-3 of the Exchange Act. In addition, each Audit Committee member satisfies the Audit Committee independence standards under the Exchange Act. Our Board has determined that Mr. Kane qualifies as an Audit Committee financial expert, as defined by SEC rules, based on education, experience and background. Mr. Kane serves as chairperson of the Audit Committee.

The Audit Committee’s duties, include, but are not limited to: (i) reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual reports; (ii) discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements; (iii) discussing with management major risk assessment and risk management policies; (iv) monitoring the independence of the independent auditor; (v) verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; (vi) reviewing and approving all related-party transactions; (vii) inquiring and discussing with management our compliance with applicable laws and regulations; (viii) pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed; (ix) appointing or replacing the independent auditor; (x) determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; (xi) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and (xii) approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The Audit Committee met 5 times during the fiscal year ended December 31, 2022.

Nominating Committee

Our Board adopted a written charter for the Nominating Committee, which is available on the Company’s website at www.akerna.com.

The Nominating Committee consists of Tahira Rehmatullah and Matthew R. Kane. Ms. Rehmatullah serves as chairperson of the Nominating Committee. Specific responsibilities of the Nominating Committee include: (i) identifying, evaluating and selecting, or recommending that Board approve, nominees for election to Board; (ii) evaluating, on an annual basis, the performance of Board and of individual directors; (iii) establishing subcommittees for the purpose of evaluating special or unique matters; (iv) evaluating the adequacy of corporate governance practices and reporting; (v) reviewing management succession plans; and (vi) developing and making recommendations to Board regarding corporate governance guidelines and matters.

The Nominating Committee met 3 times in the fiscal year ended December 31, 2022.

Each of the nominees up for election at the Annual Meeting was recommended to the Board by the Nominating Committee.

Compensation Committee

The Compensation Committee has adopted a written charter, which is available on the Company’s website at www.akerna.com.

The Compensation Committee consists of Tahira Rehmatullah and Matthew R. Kane each of whom is independent within the meaning of the Nasdaq Listing Rules. Mr. Kane serves as chairperson of the Compensation Committee.

The Compensation Committee has the overall responsibility for determining and approving the compensation of the Company’s Chief Executive Officer and reviewing and approving the annual base salaries and annual incentive opportunities of the Company’s executive officers. The Company may utilize the services of independent consultants to perform analyses and to make recommendations relative to executive compensation matters. These analyses and recommendations are to be conveyed to the Compensation Committee, and the Compensation Committee takes such information into consideration in making its compensation decisions. The Compensation Committee did not engage any advisory firm as a compensation consultant in fiscal 2022.

The Compensation Committee met 12 times during the fiscal year ended December 31, 2022.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever been an officer or employee of Akerna. None of Akerna’s executive officers serve, or have served during the last fiscal year, as a member of the Board, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of Akerna’s directors or on the Compensation Committee.

Audit Committee Report*

The Audit Committee of the Board is responsible for providing independent, objective oversight of the Company’s accounting functions and internal controls. The Audit Committee acts under a written charter adopted and approved by the Board, which is reviewed by the Board annually. Each member of the Audit Committee is “independent” within the meaning of Rule 10A-3 of the Exchange Act and Nasdaq Listing Rules. In accordance with Section 407 of the United States Sarbanes-Oxley Act of 2002 and Item 407(d)(5)(ii) and (iii) of Regulation S-K, the Board has identified Mark Iwanowski as the “Audit Committee Financial Expert.” A copy of the Audit Committee Charter is available on the Corporation’s website at www.akerna.com.

The responsibilities of the Audit Committee include recommending to the Board an accounting firm to be nominated for stockholder approval as the Company’s independent auditor. The Audit Committee is responsible for recommending to the Board that the Company’s financial statements and the related management’s discussion and analysis be included in its Annual Report on Form 10-K. The Audit Committee took a number of steps in making this recommendation for the fiscal year ended December 31, 2022.

First, the Audit Committee discussed with Marcum those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

Second, the Audit Committee discussed with Marcum the independence of Marcum and received from Marcum the letter required by applicable standards of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees, as may be modified or supplemented, concerning its independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure assisted the Audit Committee in evaluating such independence.

Finally, the Audit Committee reviewed and discussed, with the Company’s management and Marcum, the Company’s audited financial statements for the fiscal year ended December 31, 2022 and the related management’s discussion and analysis to be included in the Corporation’s Annual Report on Form 10-K.

Based on the discussions with Marcum concerning the audit, their independence, the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that the Corporation’s financial statements and the related management’s discussion and analysis be included in the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Submitted by:
Audit Committee of the Board
/s/ Matthew R. Kane
/s/ Tahira Rehmatullah

____________

*        The information contained in this Audit Committee Report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of four directors. The Board has not appointed a lead independent director. Due to the size of the Board, the independent directors are able to closely monitor the activities of our Company. In addition, the independent directors are able to meet independently with the Company’s independent registered public accounting firm without management to discuss the Company’s financial statements and related audits. Therefore, the Board has determined that a lead independent director is not necessary at this time. To the extent the composition of the Board changes and/or grows in the future, the Board may re-evaluate the need for a lead independent director.

Management is responsible for the day-to-day management of risks the Company faces, while the Board as a whole has ultimate responsibility for the Company’s oversight of risk management. Our Board takes an enterprise-wide approach to risk oversight, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk oversight is not only understanding the risks a Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. As a critical part of this risk management oversight role, our Board encourages full and open communication between management and the Board. Our Board regularly reviews material strategic, operational, financial, compensation and compliance risks with management. In addition, our management team regularly reports to the full Board regarding their areas of responsibility and a component of these reports is risk within the area of responsibility and the steps management has taken to monitor and control such exposures. Additional review or reporting on risk is conducted as needed or as requested by our Board.

Consideration of Director Nominees

Stockholder Recommendations and Nominees

The policy of our Nominating Committee is to consider properly submitted recommendations for candidates to the Board from stockholders. Any stockholder recommendations for consideration by the Nominating Committee should include the candidate’s name, biographical information, information regarding any relationships between the candidate and the Company within the last three years, a description of all arrangements between the candidate and the recommending stockholder and any other person pursuant to which the candidate is being recommended, a written indication of the candidate’s willingness to serve on the Board, any other information required to be provided under securities laws and regulations, and a written indication to provide such other information as the Nominating Committee may reasonably request. There are no differences in the manner in which the Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or otherwise. Stockholder recommendations to the Board should be sent to:

Akerna Corp.
1550 Larimer Street #246, Denver, Colorado 80202
Attention: Secretary

In addition, our Amended and Restated Bylaws permit stockholders to nominate directors for consideration at an annual meeting of stockholders. Stockholders wishing to nominate a candidate for director at the annual meeting of stockholders must give written notice to Akerna Corp., 1550 Larimer Street #246, Denver, CO 80202, Attention: Secretary, either by personal delivery or by United States mail, postage prepaid. The stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made (which for this purpose shall include any and all filings of the Corporation made on the EDGAR system of the SEC or any similar public database maintained by the SEC), whichever first occurs. To be timely for a special meeting of the stockholders called for the purpose of electing directors, a stockholder’s written notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not later than thirty (30) days after the prior meeting of stockholders and no later than one hundred and eighty (180) days before the first anniversary date of the immediately preceding year’s annual meeting of stockholders. To be in proper form, a stockholder’s notice to the Secretary shall be in writing and shall set forth (i) the name and record address of such stockholder proposing such nomination and the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such stockholder; (iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings during the past three years, and any other material relationships, between such stockholder and each proposed nominee, including, without limitation, all information that would be required to be disclosed pursuant to the Regulations of the SEC if such stockholder were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; (iv) any derivative positions held or beneficially held, directly or indirectly, by such stockholder; (v) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder with respect to any share of stock of the Corporation; (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (vii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings of the proposing stockholder required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named or referred to as a nominee and to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information (which may include attending meetings to discuss the furnished information) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

Director Qualifications

The Board believes that all directors should have the highest personal integrity and have a record of exceptional ability and judgment. The Board also believes that directors should ideally reflect a mix of experience and other qualifications. There is no firm requirement of minimum qualifications or skills that candidates must possess. The Nominating Committee evaluates director candidates based on a number of qualifications, including their independence, judgment, leadership ability, expertise in the industry, experience developing and analyzing business strategies, financial literacy, risk management skills, and, for incumbent directors, his or her past performance. While neither the Board nor the Nominating Committee has adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board, it is our goal to have a balanced Board, with members whose skills, background and experience are complimentary and, together, cover the variety of areas that impact our business.

The Nominating Committee initially evaluates a prospective nominee on the basis of his or her resume and other background information that has been made available to the committee. A member of the Nominating Committee will contact for further review those candidates who the committee believes are qualified, who may fulfill a specific board need and who would otherwise best make a contribution to the Board. If, after further discussions with the candidate, and other further review and consideration as necessary, the Nominating Committee believes that it has identified a qualified candidate, it will make a recommendation to the Board.

The qualifications of each of the Company’s directors are set forth in their respective biographies in this Proxy Statement.

Diversity

The Board values the benefits that diversity can bring and seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates.

In identifying qualified candidates for nomination to the Board, the Nominating Committee will consider prospective candidates based on merit, having regard to those competencies, expertise, skills, background and other qualities identified from time to time by the Board as being important in fostering a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination.

The Nominating Committee must give due consideration to characteristics, such as gender, age, ethnicity, disability, sexual orientation and geographic representation, which contribute to board diversity. The Nominating Committee may, in addition to conducting its own search, engage qualified independent advisors to assist in identifying prospective diverse director candidates that meet the selection criteria established by the Board and that support its diversity objectives. In implementing its responsibilities under this policy, the Nominating Committee will take into account the Board’s diversity objectives and the diverse nature of the business environment in which the Company operates, as well as the need to maintain flexibility to effectively address succession planning and to ensure that the Company continues to attract and retain highly qualified individuals to serve on the Board.

The chart below indicates the current diversity composition of the Board.

Board Diversity Matrix

	Male		Female
Total Number of Directors		4
Part I: Gender Identity
Directors	2		2
Part II: Demographic Background
White	2		1
Asian	0		1
Did Not Disclose Demographic Background		0

Code of Ethics

We adopted a Code of Ethics, applicable to all directors, executive officers and employees which is available on our website (www.akerna.com). Any amendment to or waivers from the Code of Ethics with respect to the Company’s directors or executive officers will be posted on the Company’s website. The Code of Ethics provides that any waiver thereof may be made only by the Board.

Procedures for Contacting Directors

The Board has established a process for stockholders to send communications to the Board. Stockholders may communicate with the Board generally or a specific director at any time by writing to: Akerna Corp., 1550 Larimer Street #246, Denver, CO 80202, Attention: Secretary. We review all messages received, and forward any message that reasonably appears to be a communication from a stockholder about a matter of stockholder interest that is intended for communication to the Board. Communications are sent as soon as practicable to the director to whom they are addressed, or if addressed to the Board generally, to the Chairman of the Nominating Committee. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest are not forwarded to the Board.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than 10% of the Shares, to file reports of ownership and changes of ownership of such securities with the SEC.

Except as set forth below, based solely on a review of the reports received by the SEC, the Company believes that, during the fiscal year ended December 31, 2022, the Company’s officers, directors and greater than 10% owners timely filed all reports they were required to file under Section 16(a).

Name	Number of Late Reports (Transactions)	Number of Missing Reports (Transactions)
Jessica Billingsley	3 Late Form 4 Filings (6 late transactions)	—
Barry Fishman	1 Late Form 4 Filings (1 late transactions	—
Matthew Kane	1 Late Form 4 Filings (1 late transactions)	—
David McCullough	1 Late Form 4 Filings (4 late transactions)	—
Tahira Rehmatullah	1 Late Form 4 Filings (1 late transactions)	—
Scott Sozio	1 Late Form 4 Filings (4 late transactions)	—
Ray Thompson	1 Late Form 4 Filings (5 late transactions)	—

The Company’s insider trading policy prohibits hedging or monetization transactions. The policy sets forth hedging or monetization transactions as transactions that can be accomplished through the use of various financial instruments, including prepaid variable forwards, equity swaps, collars and exchange funds. The policy notes that these transactions may permit continued ownership of the Company’s securities obtained through employee benefit plans or otherwise without the full risks and rewards of ownership. When that occurs, a person entering into these types of transactions may no longer have the same objectives as the Company’s other shareholders. In addition, under the policy no director or officer of the Company is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any the Company’s securities granted as compensation or held, directly or indirectly, by such director or officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officers for the fiscal year ended December 31, 2022 are Jessica Billingsley, our Chief Executive Officer, L. Dean Ditto, our Chief Financial Officer, Ray Thompson, our Former Chief Operating Officer, and David McCullough, our Chief Technology Officer.

Summary Compensation Table

The following table sets forth all information concerning the compensation earned, for the fiscal year ended December 31, 2022 and 2021, six-month transition period ended December 31, 2020, and for the fiscal year ended June 30, 2020 for services rendered to us by persons who served as our named executive officers at the end of December 31, 2021.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)		Stock Awards ($) (e)		All Other Compensation ($) (i)		Total ($) (j)
Jessica Billingsley	2022	297,916	157,800		—		6,587	(2)	462,303
Chief Executive Officer	2021	262,500	201,866	(3)	108,200	(4)	11,774	(5)	584,340
	2020TP	125,000	81,625	(6)	125,450	(7)	740	(8)	332,815
	2020	250,000	54,750	(9)	153,474	(10)	21,780	(11)	480,004
Ray Thompson	2022	233,854	40,380		—		—		274,234
Former Chief Operating Officer	2021	200,000	—		83,200	(12)	—		283,200
	2020TP	100,000	—		94,200	(13)	—		194,200
David McCullough	2022	240,432	41,930		—		—		282,362
Chief Technology Officer	2021	200,000	60,075	(14)	83,200	(15)	—		343,275
	2020TP	100,000	—		94,200	(16)	—		194,200
L. Dean Ditto(17)	2022	68,750	18,230		25,000	(18)	49,200	(19)	161,180
Chief Financial Officer

____________

(1)      In November 2022, the Company effected a 20-for-1 reverse stock split (the “Reverse Stock Split”). As a result, all references to stock-based awards issued before the Reverse Stock Split are noted parenthetically and adjusted downward by dividing by 20 in order to maintain the ratio of one unit/restricted share/share being equivalent to one share on Common Stock.

(2)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $6,587 in loyalty awards for her personal use.

(3)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for a bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the year ended 2021, the bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s 2021 fiscal year bonus amount was $201,866.

(4)      During the year ended 2021, Ms. Billingsley was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024. As compensation for the 2021 fiscal year, Ms. Billingsley was also awarded a discretionary bonus of 22,322 restricted shares (1,117 after the Reverse Stock Split) with a grant date fair value of $25,000. These shares fully vested on April 12, 2022.

(5)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $11,774 in loyalty awards for her personal use.

(6)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for a bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the transition period 2020, the transition period bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s transition period 2020 bonus amount was $81,625.

(7)      During the transition period 2020, Ms. Billingsley was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024. As compensation for the 2020 transition period, Ms. Billingsley was also awarded a discretionary bonus of 7,548 restricted shares (375 after the Reverse Stock Split) with a grant date fair value of $31,250. These shares fully vested on April 26, 2021.

(8)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $740 in loyalty awards for her personal use.

(9)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for an annual bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the 2020 fiscal year, the annual bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s 2020 annual bonus amount was $54,750.

(10)    During 2020, Ms. Billingsley was awarded 10,000 restricted stock units (500 after the Reverse Stock Split) with a grant date fair value of $57,900. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2023. Ms. Billingsley was awarded share-based compensation that was conditioned upon the price of a share of our Common Stock achieving a specified total return as of June 30, 2020. This award had a grant date fair value of $12,465. The total return target was not achieved, as such no shares will be issued pursuant to this award. Ms. Billingsley was also awarded a share based annual bonus award of 19,694 shares of Common Stock (985 after the Reverse Stock Split). This award had a grant date fair value of $83,109

(11)    In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $21,780 in loyalty awards for her personal use.

(12)    During the year ended 2021, Mr. Thompson was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024.

(13)    During the transition period 2020, Mr. Thompson was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024.

(14)    During the year ended 2021, Mr. McCullough was awarded a discretionary cash bonus of $60,075.

(15)    During the year ended 2021, Mr. McCullough was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024.

(16)    During the transition period 2020, Mr. McCullough was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024.

(17)    On July 25, 2022, Mr. Ditto was appointed as the Company’s Chief Financial Officer. Mr. Ditto was previously appointed as the Company’s Interim Chief Financial Officer on May 11, 2022, effective May 17, 2022.

(18)    On July 25, Mr. Ditto was awarded a discretionary bonus of 134,013 restricted shares (6,701 after the Reverse Stock Split) with a grant date fair value of $25,000. These shares fully vested on the grant date.

(19)    In the period during which Mr. Ditto was serving as the Company’s Interim Chief Financial Officer, he was compensated as a consultant for $49,200.

Employment Agreements

Jessica Billingsley

In connection with the consummation of the mergers on June 17, 2019, Ms. Billingsley and Akerna entered into an employment agreement, dated June 17, 2019 (the “Billingsley Employment Agreement”). Under the terms of the Billingsley Employment Agreement, Ms. Billingsley serves at the Chief Executive Officer of Akerna at will, and must devote substantially all of her working time, skill and attention to her position and to the business and interests of Akerna (except for customary exclusions).

Akerna pays Ms. Billingsley an annual base salary in the amount of $250,000. The base salary is subject to (1) review at least annually by the Board for increase, but not decrease, and (2) automatic increase by an amount equal to $50,000 from its then current level on the date upon which Akerna’s aggregate, gross consolidated trailing twelve month (TTM) revenue equals the product of (x) two multiplied by (y) Akerna’s TTM revenue as of the Closing. Effective October 1, 2021, Ms. Billingsley’s annual base salary was increased to $300,000. Within ten days of the consummation of the Merger Agreement, Akerna paid Ms. Billingsley a completion award in a single lump sum of $95,000.

Ms. Billingsley will be eligible for an annual bonus (the “Annual Bonus”) with respect to each fiscal year ending during her employment. Her target annual cash bonus shall be in the amount of one hundred percent (100%) of her base salary (the “Target Bonus”) with the opportunity to earn greater than the Target Bonus upon achievement of above target performance. The amount of the Annual Bonus shall be determined by the Board on the basis of fulfillment of the objective performance criteria established in its reasonable discretion. The performance criteria for any particular fiscal year shall be set no later than ninety days after the commencement of the relevant fiscal year.

For the 2021 fiscal year, the Annual Bonus shall be determined based upon four (4) budget components (B2B Software Revenue, B2G Software Revenue, Services Revenue and Adjusted EBITDA) and NPS Scores With regards to the budget components, each scales linearly between achieving 75% to 100%, and greater than 100% with respect to the B2B Software Revenue, B2G Software Revenue, and Adjusted EBITDA target budget components respectively, of the applicable fiscal year’s budget for each such component (with 50% of the Target Bonus payable upon achievement of 75% of budget, 100% of the Target Bonus payable upon achievement of budget (and, with respect to the B2B Software Revenue, B2G Software Revenue, and Adjusted EBITDA budget components, with 200% of each weighted portion of the Target Bonus payable upon achievement of 125% of the corresponding component of budget, with linear interpolation between points. Accelerator to be paid at the discretion of the Board of Directors in cash, stock, or both. For the transition period 2020 and the 2020 fiscal year, the Annual Bonus was determined based upon the following four (4) budget components, each of which scales linearly between achieving 75% to 100%, and greater than 100% with respect to the Platform Recurring Revenue (as defined in Billingsley Employment Agreement) and Government Recurring Revenue (as defined in Billingsley Employment Agreement) budget components respectively, of the applicable fiscal year’s budget for each such component (with 50% of the Target Bonus payable upon achievement of 75% of budget, 100% of the Target Bonus payable upon achievement of budget (and, with respect to the Platform Recurring Revenue and Government Recurring Revenue budget components, with 200% of each weighted portion of the Target Bonus payable upon achievement of 125% of the corresponding component of budget, with linear interpolation between points)). During the fiscal year ended June 30, 2020, due to achieving targets Ms. Billingsley received a bonus of $54,750 and she received a discretionary share bonus of $90,000 worth of the Company’s shares of Common Stock based on the 10-day volume weighted average price as of the date of the award, which resulted in the issuance of 19,694 shares of Common Stock with a grant date fair value of $83,109. During the transition period ended December 31, 2020, due to achieving targets Ms. Billingsley received a bonus of $81,625.

Ms. Billingsley is entitled to participate in annual equity awards and employee benefits. She is indemnified by Akerna to for any and all expenses (including advancement and payment of attorneys’ fees) and losses arising out of or relating to any of her actual or alleged acts, omissions, negligence or active or passive wrongdoing, including, the advancement of expenses she incurs. The foregoing indemnification is in addition to the indemnification provided to her by Akerna pursuant to her Indemnification Agreement.

In the event of Ms. Billingsley’s termination for cause or without good reason, Akerna will be obligated to pay any accrued but unpaid base salary and any annual bonus earned and awarded for the fiscal year prior to that in which the termination occurs. In the event of Ms. Billingsley’s termination without cause or with good reason, Akerna will be obligated to pay any accrued but unpaid base salary, any annual bonus earned and awarded for the fiscal year prior to that in which the termination occurs, a cash severance payment equal to her base salary, pro-rated annual bonus for the fiscal year in which the termination occurs through the date of termination, and twelve months of health benefits.

The Billingsley Employment Agreement also contains noncompetition and non-solicitation provisions that apply through her employment and for a term of one year thereafter, and which are in addition to the noncompetition and non-solicitation provisions prescribed under a certain Non-Competition Agreement between Ms. Billingsley and Akerna. The Billingsley Employment Agreement also contains a non-disparagement provision that apply through her employment and for a term of two years thereafter.

L. Dean Ditto

Mr. Ditto entered into a letter agreement with Akerna on August 18, 2022 (the “Ditto Letter Agreement”). Mr. Ditto serves as the Chief Financial Officer of Akerna on an at-will-basis. Pursuant to the Ditto Letter Agreement, Mr. Ditto’s initial compensation package includes an annual base salary of $250,000, subject to all legal withholdings and deductions. Mr. Ditto will also immediately vest with $25,000 in Restricted Stock Units, which are subject to the terms of consulting agreement he previously executed.

Prior to Mr. Ditto’s appointment as Chief Financial Officer, the Company and Mr. Ditto entered into a consultant agreement dated April 21, 2022 (the “Ditto Consulting Agreement”). Pursuant to the Ditto Consulting Agreement, Mr. Ditto had agreed to perform certain financial and accounting related services and the Company granted Mr. Ditto restricted stock units that are valued at $25,000 that immediately vested upon the grant.

Subject to Mr. Ditto’s continued employment with Akerna through the occurrence of the first closing of a sale transaction of the majority of MJ Freeway at a reasonable and acceptable sale transactional valuation amount as determined by and at the sole discretion of the Akerna Board of Directors or a change in control (as defined in the

Ditto Letter Agreement), Akerna will be obligated to pay Mr. Ditto a lump sum of $125,000 in one installment, within 60 days of the change in control event, subject to the requirements described in the Ditto Letter Agreement and less applicable payroll taxes and deductions.

Ray Thompson

On October 19, 2018, Mr. Thompson entered into a letter agreement with Akerna’s wholly owned subsidiary MJ Freeway LLC. Mr. Thompson served as the President and Chief Operating Officer of Akerna at will. Akerna paid Mr. Thompson an annual base salary of $200,000 in 2021. As part of his appointment as the Company’s President under the Company’s 2022 executive compensation structure, Mr. Thompson received an annual base salary of $275,000 and Mr. Thompson’s performance target annual cash bonus shall be 25% of his base salary. At the Board’s discretion, Mr. Thompson may be eligible for a bonus. Upon a change of control transaction, Mr. Thompson’s unvested restricted stock units or any other equity interests that he may be granted, will immediately vest. If Mr. Thompson’s employment is terminated by Akerna without cause or by him with good reason, he is entitled to his base salary through the date of termination.

Akerna entered into an Employee Covenant Agreement with Mr. Thompson, which obligates Mr. Thompson from disclosing any confidential information, including without limitation, trade secrets. The agreement also prohibits Mr. Thompson during the term of his employment and for a period of two years after his employment from soliciting any customer, client, employee, supplier or vendor of Akerna, and rendering any services or giving advice to any competitor or affiliate of a competitor. The agreement also requires Mr. Thompson to return all Akerna property and disclose all work product to Akerna.

On May 16, 2022, Akerna and Mr. Thompson agreed to a transition, effective immediately, by which Mr. Thompson will move from his current role as President and Chief Operating Officer to Special Advisor to the Chief Executive Officer. In that role, Mr. Thompson will continue to assist the Chief Executive Officer with certain of the day-to-day operations of the Company and advise the Company on various aspects of corporate strategy.

David McCullough

Mr. McCullough does not have a formal letter agreement with Akerna in relation to his employment as the Chief Technology Officer. Akerna paid Mr. McCullough an annual base salary of $200,000 for 2021. Under the Company’s 2022 executive compensation structure, Mr. McCullough will receive a base salary of $250,000 and Mr. McCullough’s performance target annual cash bonus shall be 25% of his base salary. At the Board’s discretion, Mr. McCullough may be eligible for a bonus. Upon a change of control transaction, Mr. McCullough’s unvested restricted stock units or any other equity interests that he may be granted, will immediately vest. If Mr. McCullough’s employment is terminated by Akerna without cause or by him with good reason, he is entitled to his base salary through the date of termination.

Akerna entered into an Employee Covenant Agreement with Mr. McCullough, which obligates Mr. McCullough from disclosing any confidential information, including without limitation, trade secrets. The agreement also prohibits Mr. McCullough during the term of his employment and for a period of two years after his employment from soliciting any customer, client, employee, supplier or vendor of Akerna, and rendering any services or giving advice to any competitor or affiliate of a competitor. The agreement also requires Mr. McCullough to return all Akerna property and disclose all work product to Akerna.

Potential Payments upon Termination or Change in Control

As described above under “Employment Agreements with Named Executive Officers,” the Company has entered into employment agreements with each of the named executive officers that provide for certain severance payments and benefits in the event the named executive officer’s employment with the Company is terminated under certain circumstances.

In addition, upon a Change in Control of the Company, unvested equity awards held by an executive officer will be accelerated as follows: (i) outstanding stock options and other awards in the nature of rights that may be exercised shall become fully vested and exercisable, (ii) time-based restrictions on restricted stock, restricted stock units and other equity awards shall lapse and the awards shall become fully vested, and (iii) performance-based equity awards, if any, shall become vested and shall be deemed earned based on an assumed achievement of all relevant performance goals at “target” levels, and shall payout pro rata to reflect the portion of the performance period that had elapsed prior to the Change in Control.

The table below shows the estimated value of benefits to each of the named executive officers if their employment had been terminated under various circumstances as of May 1, 2023. The amounts shown in the table exclude accrued but unpaid base salary, unreimbursed employment-related expenses, accrued but unpaid vacation pay, and the value of equity awards that were vested by their terms as of May 1, 2023.

	Involuntary Termination Without a Change in Control ($)	Involuntary Termination in Connection with a Change in Control ($)	Death ($)	Disability ($)	Termination for Cause; Voluntary Resignation ($)
Jessica Billingsley
Cash severance(1)	$300,000	$300,000
Bonus(2)	—	$300,000
Health benefits(3)	$2,400	$2,400
Value of equity acceleration(4)	$934	$934
Total	$303,334	$603,334
L. Dean Ditto
Cash severance(1)	$83,333	$83,333
Bonus	—	$125,000
Health benefits(3)	$2,400	$2,400
Value of equity acceleration(4)
Total	$85,733	$210,733

____________

(1)      Reflects severance payment equal to one times base salary payable in equal monthly installments for 12 months for Ms. Billingsley and one third of base salary for Mr. Ditto.

(2)      Reflects change in control success bonuses equal to one times base salary for Ms. Billingsley and one half of base salary for Mr. Ditto.

(3)      Reflects the Company’s estimated cost of continued health coverage at active employee rates for three months.

(4)      Reflects the value of unvested in-the-money stock options and restricted stock units, or RSUs that vest upon the designated event.

Outstanding Equity Awards at Fiscal Year-End

A summary of the number and the value of the outstanding equity awards as of December 31, 2022 held by the named executive officers is set out in the table below.

Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jessica Billingsley	—		—	125	(2)	86
Chief Executive Officer	—		—	500	(3)	345
	—		—	500	(4)	345
Ray Thompson	334	(5)	230	125	(2)	86
Chief Operating Officer	—		—	334	(6)	230
	—		—	313	(7)	216
	—		—	500	(3)	345
	—		—	500	(4)	345
David McCullough	—		—	100	(8)	69
Chief Technology Officer	—		—	500	(3)	345
	—		—	500	(4)	345

____________

(1)      Each RSU represents a contingent right to receive one share of Common Stock of the Company.

(2)      Represents 125 RSUs which vest on July 1, 2023.

(3)      Represents 500 RSUs, which vest as follows: 250 units shall vest on July 1, 2023, and 250 units shall vest on July 1, 2024.

(4)      Represents 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(5)      Represents 334 shares of restricted stock which vest on January 1, 2023.

(6)      Represents 334 RSUs which vest on January 1, 2023.

(7)      Represents 313 RSUs which vest on January 1, 2023.

(8)      Represents 100 RSUs which vest on July 1, 2023.

Options

There were no options granted in the fiscal year ended December 31, 2022.

Pension Benefits

None of our employees participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our company’s best interest.

Non-qualified Deferred Compensation

None of our employees participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified compensation benefits in the future if it determines that doing so is in our company’s best interest.

Pay Versus Performance Tables

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive “compensation actually paid” (as defined by SEC rules) and certain financial performance metrics of the Corporation for the last two fiscal years. In determining the “compensation actually paid” to our named executive officers, we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table (“SCT”) in previous years, as the SEC’s valuation methods for this section differ from those required in the SCT. The table below summarizes compensation values both as previously reported in our SCT, as well as the adjusted values required in this section for the 2021 and 2022 calendar years. The Compensation Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions.

The following table sets forth information concerning the compensation of our principal executive officer, or “PEO,” and, on an average basis, the compensation of our other named executive officers, or “NEOs,” for each of the years ending December 31, 2022 and 2021, as such compensation relates to our financial performance for each such year. The PEO for each of the years presented within the following tables was Jessica Billingsley, Chief Executive Officer and Director. The NEOs for 2022 were L. Dean Ditto, Ray Thompson and David McCullough. The NEOs for 2021 were Nina Simosko, John Fowle, Ray Thompson and David McCullough.

Year	SCT Total for PEO	Compensation Actually Paid to PEO(1)	Average SCT Total for Non- PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs(2)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return(3)	Net Loss (Dollars in thousands)
2022	$462,303	$220,453	$239,259	$11,735	$1.06	$(79,058)
2021	$584,340	$830,410	$298,218	$(1,526,059)	$53.90	$(31,329)

____________

(1)      The dollar amounts reported for the PEO under “Compensation Actually Paid” represent the amount of “Compensation Actually Paid” to the PEO, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to the PEO’s total compensation for each year to determine the compensation actually paid:

Reconciliation of PEO SCT Total and Compensation Actually Paid	2022	2021
Total Compensation as reported in SCT	$462,303	$584,340
Fair value of equity awards granted during year as reported in SCT	$0	$108,200
Fair value of equity compensation granted in current year-value at end of year-end	$0	$1,481,270
Fair value of equity awards granted and vested during the current year	$0	$(201,000)
Change in fair value for end of prior year to vesting date for awards made in prior years that vested during current year	$(240,051)	$117,000
Change in fair value from end of prior year to end of current year for awards made in prior years that were unvested at end of current year	$(1,799)	$(1,043,000)
Fair value of awards forfeited in current year determined at end of prior year	$0	$0
Compensation Actually Paid	$220,453	$830,410

(2)      The dollar amounts reported for the NEOs under “Compensation Actually Paid” represent the average amount of “Compensation Actually Paid” to the NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The average SCT total for 2022 was calculated based on the compensation of Ray Thompson, David McCullogh and L. Dean Ditto and the compensation for 2021 was based on the compensation of Nina Simosko, John Fowle, Ray Thompson and David McCullough. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to the NEOs’ average total compensation for each year to determine the compensation actually paid:

Reconciliation of NEO Average SCT Total and Average Compensation Actually Paid	2022	2021
Average Total Compensation as reported in SCT	$239,259	$298,218
Fair value of equity awards granted during year as reported in SCT	$8,333	$83,200
Fair value of equity compensation granted in current year-value at end of year-end	$30,823	$700,000
Fair value of equity awards granted and vested during the current year	$(29,282)	$(201,000)
Change in fair value for end of prior year to vesting date for awards made in prior years that vested during current year	$(213,956)	$(86,143)
Change in fair value from end of prior year to end of current year for awards made in prior years that were unvested at end of current year	$(6,776)	$(1,103,934)
Fair value of awards forfeited in current year determined at end of prior year	$0	$(1,050,000)
Average Compensation Actually Paid	$11,735	$(1,526,059)

(3)      For purposes of calculating the cumulative total Shareholder return, the measurement period is the market close on the last trading day of 2020, through and including the end of the year for which cumulative total Shareholder return is being calculated.

Analysis of the Information Presented in the Pay Versus Performance Tables

Because we are an early stage “emerging growth” company, we have not historically focused on net income (loss) as a performance measure for our executive compensation programs. In 2021 and 2022, our net loss increased from approximately $31.3 million in 2021 to approximately $79.1 million in 2022 and during the same period the compensation actually paid for our PEO decreased from $830,410 in 2021 to $220,453 in 2022 and average compensation actually paid for our other NEOs increased going from $(1,526,059) in 2021 to $11,735 in 2022.

The following graph shows the compensation actually paid to Ms. Billingsley and the average amount of compensation actually paid to our NEOs as a group (excluding Ms. Billingsley) during the periods presented and total Shareholder return over those periods. Ms. Billingsley’s compensation actually paid showed a decrease year over year and the average amount of compensation actually paid to our NEOs as a group (excluding Ms. Billingsley) declined slightly.

We utilize performance measures to align executive compensation with performance, but those tend not to be financial performance measures, such as total Shareholder return. For example, as described in more detail above in the section “Executive Compensation — Compensation Discussion and Analysis,” our named executive officers are eligible to receive short term success bonuses which are designed to provide appropriate incentives to our executives to achieve defined annual individual and            corporate goals. Additionally, we believe stock-based compensation, which are an integral part of our executive compensation program, are closely related to the Corporation’s performance, although not directly tied to total Shareholder return, because their value is directly correlated to the market price of our Common Shares and requires that the executive officer continues in our employment over the vesting period. As such, these stock option awards a strongly align our executive officers’ interests with those of our Shareholders by providing a continuing financial incentive to maximize long-term value for our Shareholders and by encouraging our executive officers to continue in our employment for the long-term.

Compensation Actually Paid vs. Total Stockholder Return
1,000,000
500,000
0
-500,000
-1,000,000
-1,500,000
-2,000,000
Compensation Actually Paid
60
50
40
30
20
10
0
TSR Value of Fixed $100 Investment
2021
2022
Year
CAP to PEO
Average CAP to NEOs
Total Shareholder Return

Director Compensation

The following table sets forth the compensation granted to our directors who are not also executive officers during the fiscal year ended December 31, 2022. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option award ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Barry Fishman	49,379	21,750	—	—	—	—	71,129
Matthew Kane	49,467	21,750	—	—	—	—	71,217
Tahira Remhatullah	49,467	21,750	—	—	—	—	71,217
Scott Sozio(1)	161,458	136,937	—	—	—	—	161,458

____________

(1)      Mr. Sozio receives compensation pursuant to his role as Head of Corporate Development and is not compensated independently as a director.

Narrative Disclosure to Director Compensation Table

Compensation granted to our directors who are not also executive officers or employees during the fiscal year ended December 31, 2022 included $48,500 paid $26,750 in cash and $21,750 in stock. Rach independent director receives $5,000 per year per committee to be paid in cash for participation on each of the audit, compensation and corporate governance and nominating committees. Additionally, the Compensation Committee approved a one-time payment to the current independent directors of $20,000 per director as compensation for service on the Board’s special committees since the beginning of the fiscal year. Amounts earned in cash are paid quarterly. Stock awards vest quarterly over the fiscal year.

Compensation Policies and Practices and Risk Management

The Compensation Committee has reviewed the design and operation of Akerna’s compensation policies and practices for all employees, including executives, as they relate to risk management practices and risk-taking incentives. The Compensation Committee believes that Akerna’s compensation policies and practices do not encourage unnecessary or excessive risk taking and that any risks arising from Akerna’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Akerna.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever been an officer or employee of Akerna. None of Akerna’s executive officers serve, or have served during the last fiscal year, as a member of the Board, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of Akerna’s directors or on the Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following table sets forth information concerning beneficial ownership of our capital stock outstanding as of December 11, 2023, by: (1) each stockholder known to be the beneficial owner of more than five percent of any class of Akerna’s voting stock then outstanding; (2) each of Akerna’s directors and nominees to serve as director; (3) each of Akerna’s named executive officers; and (4) Akerna’s current directors and executive officers as a group.

As of December 11, 2023, there were 10,352,018 shares of common stock issued and outstanding. Each share entitles the holder thereof to one vote.

The information regarding beneficial ownership of shares of common stock has been presented in accordance with the rules of the SEC. Under these rules, a person may be deemed to beneficially own any shares of capital stock as to which such person, directly or indirectly, has or shares voting power or investment power, and as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (1) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (2) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from Akerna within 60 days. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

	Beneficial Ownership
Name and Address of Beneficial Owner(1)	Number of Akerna Shares of Common Stock	Percentage(2)
DIRECTORS AND OFFICERS
Jessica Billingsley(3)	61,122	0.6%
Matthew Kane(4)	31,014	*
Scott Sozio(5)	15,803	*
Tahira Rehmatullah(6)	3,194	*
Larry Dean Ditto, Jr.	6,701	*
David McCullough(7)	3,777	*
Ray Thompson(8)	4,682	*
Barry Fishman(9)	481	*
John Fowle(10)	—	*
All directors and officers as a group (nine persons)	126,774	1.2%

5% STOCKHOLDERS
MJ Bridge Co., Inc.(11)	1,000,000	9.8%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the address of each of the persons listed above is 1550 Larimer Street #246 Denver, Colorado 80202.

(2)      The percentage is based on 10,352,018 shares of Common Stock issued and outstanding as of December 6, 2023.

(3)      Represents 53,915 shares held by Jessica Billingsley Living Trust and 7,207 shares held directly by Ms. Billingsley. Ms. Billingsley, the trustee of the Jessica Billingsley Living Trust, has sole and dispositive power over the shares held by the Jessica Billingsley Living Trust. Does not reflect 750 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 250 RSUs, which vest as follows: 250 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(4)      Includes 13,067 shares held by Seam Capital, LLC. Mr. Kane is a manager of Seam Capital, LLC, and as such, Mr. Kane has sole and dispositive power of the shares held by Seam Capital, LLC. Also, includes 17,947 shares of Common Stock held directly by Mr. Kane.

(5)      Represents 15,803 shares held by Mr. Sozio. Does not reflect 1,527 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 1,277 units shall vest on July 1, 2024, and 250 RSUs which vest as follows: 125 units shall vest on December 1, 2023, and 125 units shall vest on December 1, 2024.

(6)      Represents 3,194 shares of Common Stock.

(7)      Reflects 3,777 shares of Common Stock. Does not reflect 750 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 250 RSUs, which vest as follows: 250 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(8)      Reflects 4,682 shares of Common Stock. Does not reflect 625 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 125 RSUs, which vest as follows: 125 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(9)      Represents 481 shares of Common Stock. Mr. Fishman resigned as a director on November 15, 2023.

(10)    Mr. Fowle ceased to be Chief Financial Officer on May 17, 2022.

(11)    Scott Ogur, Chief Executive Officer of MJ Bridge Co., Inc. exercises sole voting and dispositive power over the shares. MJ Bridge Co., Inc. is a Delaware corporation with its principal executive offices at P.O. Box 264, Kulsville, PA 19443.

Change in Control

Merger Agreement with Gryphon

On January 27, 2023, we, Akerna Merger Co., a Delaware corporation and wholly owned direct subsidiary of Akerna (“Merger Sub”), and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub, will merge with and into Gryphon, with Gryphon surviving as a wholly-owned subsidiary of Akerna (the “Merger”).

At the effective time of the Merger (the “Effective Time”) each share of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), and Gryphon’s preferred stock, par value $0.0001 per share (the “Gryphon Preferred Stock”, collectively referred to herein with the Gryphon Common Stock as, the “Gryphon Shares”) outstanding immediately prior to the Effective Time, will be converted into the right to receive a per share portion of the aggregate number of shares of our common stock, par value $0.0001 per share (the “Akerna Common Stock”), to be issued at the Effective Time as consideration for the Merger, as calculated pursuant to the terms set forth in the Merger Agreement (the “Merger Consideration”).

Each share of Akerna Common Stock, each share of Akerna Common Stock reserved for each warrant to purchase Akerna Common Stock, that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger. Immediately after the consummation of the Merger, Akerna securityholders as of immediately prior to the Merger are expected to own approximately 7.5% of the outstanding equity shares of the combined company on a fully diluted basis and former Gryphon equityholders are expected to own approximately 92.5% of the outstanding equity shares of the combined company on a fully diluted basis, subject to adjustment of the Merger Consideration pursuant to its terms prior to the closing of the Merger.

The closing of the Merger will occur as promptly as practicable, but in no event later than the second business day, after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each such conditions)), or at such other time, date and place as Akerna and Gryphon mutually agree. Akerna and Gryphon anticipate that the consummation of the Merger will occur in Akerna’s first fiscal quarter of 2024. However, because the Merger is subject to a number of conditions, neither Akerna nor Gryphon can predict exactly when the closing of the Merger will occur or if it will occur at all.

Support Agreements

Our directors and officers who held shares of our Common Stock as of January 27, 2023 (each in their capacities as stockholders) are each party to a Merger Support Agreement with Gryphon pursuant to which, among other things, each of these stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of our Common Stock (a) in favor of the Akerna stockholder proposals related to the Merger and (b) against any “acquisition proposal,” as defined in the Merger Agreement, and subject to certain exceptions, have also agreed not to transfer their shares of our Common Stock and voting preferred stock. The directors and officers of Akerna that are party to such Merger Support Agreement with Gryphon own an aggregate of 126,774 outstanding shares of Akerna Common Stock, representing approximately 1.6% of the outstanding Common Stock as of December 11, 2023.

Each of the holders of our outstanding convertible notes entered into Merger Lender Support Letters with Akerna. Each of the holders of the Akerna Notes that entered into Merger Lender Support Letters have the right to acquire Series C Preferred Stock with voting rights equivalent to approximately 19.9% of the outstanding shares of Akerna Common Stock as of the record date for such exchange, which will be one business day prior to the record date for the special meeting of the stockholders to consider the Merger. The Merger Lender Support Letters provide, among other things, that the holders of the notes will vote all of the shares of Akerna capital stock held or acquired by them in favor of the all the proposals at the Akerna special meeting and against any competing acquisition proposals. The Merger Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna capital stock held by the respective signatories thereto prior to the closing of the Merger.

Additional Information and Where to Find It

This proxy statement may be deemed to be solicitation material with respect to the proposed transactions between Akerna and Gryphon Digital Mining, Inc. (‘Gryphon”) and between Akerna and MJ Acquisition Corp. In connection with the proposed transactions, Akerna has filed relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that contains a prospectus and a proxy statement. Akerna will mail the proxy statement/prospectus to the Akerna stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Akerna and Gryphon are urged to read these materials because they will contain important information about Akerna, Gryphon and the proposed transactions. This proxy statement is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Akerna may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC on Akerna’s website at www.akerna.com, on the SEC’s website at www.sec.gov or by directing a request to Akerna’s Investor Relations at (516) 419-9915.

This proxy statement for the Annual Meeting is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions, and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Akerna, Gryphon, MJ Acquisition Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna in connection with the proposed transactions. Information about the executive officers and directors of Akerna are set forth in this proxy statement. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Akerna, is set forth in the proxy statement/prospectus included in Akerna’s registration statement on Form S-4 as filed with the SEC on May 12, 2023, as last amended on December 11, 2023. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements based upon the current expectations of Gryphon and Akerna. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Akerna, Gryphon and MJ Acquisition Co. to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Akerna’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Akerna stockholders and Gryphon stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Akerna’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results and (xi) risks related to the Panel not granting additional time for Akerna to regain compliance with the listing rules and Akerna being suspended and delisted from The Nasdaq Capital Market. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, each filed with the SEC, and in other filings that Akerna makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Akerna and Gryphon expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Equity Compensation Plans

The following summary information is presented as of December 31, 2022:

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)		Weighted- average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	225,000	(1)	$89.66	172,021
Equity compensation plans not approved by security holders	Not Applicable		Not Applicable	Not Applicable
TOTAL	225,000	(1)	$89.66	172,021

2019 Long Term Incentive Plan Summary

The purpose of the Incentive Plan is to enable Akerna to offer its employees, officers, directors and consultants whose past, present and/or potential future contributions to Akerna have been, are, or will be important to its success, an opportunity to acquire a proprietary interest in Akerna. The various types of incentive awards that may be provided under the Incentive Plan are intended to enable Akerna to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

Plan Administration

The Incentive Plan is administered by the compensation committee of the Akerna Board (the “Compensation Committee”) or by the full Akerna Board, which may determine, among other things, (1) the persons who are to receive awards, (2) the type or types of awards to be granted to such persons, (3) the number of shares of common stock to be covered by, or with respect to what payments, rights, or other matters are to be calculated in connection with the awards, (4) the terms and conditions of any awards, (5) whether, to what extent, and under what circumstances awards may be settled or exercised in cash, shares of common stock, other securities, other awards or other property, or cancelled, forfeited, or suspended and the method or methods by which awards may be settled, exercised, cancelled, forfeited, or suspended, (6) whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards or other property and other amounts payable with respect to an award, and (7) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Incentive Plan.

Stock Options

Stock options granted under the Incentive Plan may be of two types: (i) Incentive Stock Options (as defined in the Incentive Plan) and (ii) Non-qualified Stock Options (as defined in the Incentive Plan). Any stock option granted under the Incentive Plan shall contain such terms, as the Compensation Committee may from time to time approve.

The term of each stock option shall be fixed by the Compensation Committee; provided, however, that no stock option may be exercisable after the expiration of ten years from the date of grant; provided, further, that no Incentive Stock Option granted to a person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of voting stock of Akerna (“10% Shareholder”) may be exercisable after the expiration of five years from the date of grant.

The exercise price per share purchasable under a stock option shall be determined by the Compensation Committee at the time of grant; provided, however, that the exercise price of a stock option may not be less than 100% of the fair market value on the date of grant; provided, further, that the exercise price of an Incentive Stock Option granted to a 10% Shareholder may not be less than 110% of the fair market value on the date of grant.

Stock Appreciation Rights

The Compensation Committee may grant Stock Appreciation Rights in tandem with a stock option or alone and unrelated to a stock option. The Compensation Committee may grant stock appreciation rights to participants who have been or are being granted stock options under the Incentive Plan as a means of allowing such participants to exercise their stock options without the need to pay the exercise price in cash. In the case of a Non-qualified Stock Option, a stock appreciation right may be granted either at or after the time of the grant of such Non-qualified Stock Option. In the case of an Incentive Stock Option, a stock appreciation right may be granted only at the time of the grant of such Incentive Stock Option. Stock appreciation rights shall be exercisable as shall be determined by the Compensation Committee. All or a portion of a stock appreciation right granted in tandem with a stock option shall terminate and shall no longer be exercisable upon the termination or after the exercise of the applicable portion of the related stock option.

Restricted Stock and Restricted Stock Units

Shares of restricted stock may be awarded either alone or in addition to other awards granted under the Incentive Plan. The Compensation Committee shall determine the eligible persons to whom, and the time or times at which, grants of restricted stock will be awarded, the number of shares to be awarded, the price (if any) to be paid by the holder, any restriction period, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the awards. In addition, the Compensation Committee may award restricted stock units, which may be subject to vesting and forfeiture conditions during the applicable restriction period, as set forth in an agreement.

Restricted stock constitutes issued and outstanding shares of common stock for all corporate purposes. The holder will have the right to vote such restricted stock and to exercise all other rights, powers and privileges of a holder of common stock with respect to such restricted stock, subject to certain limited exceptions. Upon the expiration of the restriction period with respect to each award of restricted stock and the satisfaction of any other applicable restrictions, terms and conditions, all or part of such restricted stock shall become vested in accordance with the terms of the agreement. Any restricted stock that do not vest shall be forfeited to Akerna and the holder shall not thereafter have any rights with respect to such restricted stock.

The Compensation Committee may provide that settlement of restricted stock units will occur upon or as soon as reasonably practicable after the restricted stock units vest or will instead be deferred, on a mandatory basis or at the holder’s election, in a manner intended to comply with tax laws. A Holder will have no rights of a holder of common stock with respect to shares subject to any restricted stock unit unless and until the shares are delivered in settlement of the restricted stock unit. If the Committee provides, a grant of restricted stock units may provide a holder with the right to receive dividend equivalents.

Other Stock-Based Awards

Other Stock-Based Awards may be awarded, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock, as deemed by the Compensation Committee to be consistent with the purposes of the Incentive Plan, including, without limitation, purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures, or other rights convertible into shares of common stock and awards valued by reference to the value of securities of or the performance of specified subsidiaries.

Change of Control Provisions

The Incentive Plan provides that in the event of a change of control event, (1) all of the then outstanding options and stock appreciation rights granted pursuant to the Incentive Plan will immediately vest and become immediately exercisable as of a time prior to the change in control and (2) any performance goal restrictions related to an award will be deemed achieved at 100% of target levels and all other conditions met as of a time prior to the change in control. In the event of the sale of all of Akerna’s assets or a change of control event, then the Compensation Committee may (1) accelerate the vesting of any and all Stock Options and other awards granted and outstanding under the Incentive Plan; (2) require a holder of outstanding options to relinquish such award to Akerna upon the tender by Akerna to holder of cash, stock or other property, or any combination thereof pursuant to the terms of the Incentive Plan and (3) terminate all incomplete performance periods in respect of awards in effect on the date the acquisition occurs, determine the extent to which performance goals have been met based upon such information then available as it deems relevant and cause to be paid to the holder all or the applicable portion of the award based upon the Compensation Committee’s determination of the degree of attainment of performance goals, or on such other basis determined by the Compensation Committee.

The Akerna Board may at any time, and from time to time, amend alter, suspend or discontinue any of the provisions of the Incentive Plan, but no amendment, alteration, suspension or discontinuance shall be made that would impair the rights of a holder under any agreement theretofore entered into hereunder, without the holder’s consent, except as set forth in this Incentive Plan or the agreement. Notwithstanding anything to the contrary herein, no amendment to the provisions of the Incentive Plan shall be effective unless approved by the stockholders of Akerna to the extent stockholder approval is necessary to satisfy any provision of the Ethics Code or other applicable law or the listing requirements of any national securities exchange on which Akerna’s securities are listed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment of Scott Sozio

In July 2019, we hired Mr. Scott Sozio, at will, to serve as our Head of Corporate Development. As restructured in August 2020, Mr. Sozio receives an annual base salary of $150,000, a one-time grant of $600,000 in restricted stock units (92,166 restricted stock units) issued in August 2020 vesting over 4 years, as discussed below, and deal related compensation of 0.5% of the transaction value of acquisition completed by Akerna, payable one-half in restricted stock units of Akerna at the option of the Board.

In April 2020, Mr. Sozio was granted 1,230 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of Trellis, which vested immediately. In August of 2020, Mr. Sozio’s compensation was restructured and he was granted 92,166 restricted stock units, which vest one quarter each year beginning on July 1, 2021. In September 2020, Mr. Sozio was granted 10,000 restricted stock units as part of our annual employee grants, which vest one quarter each year beginning on July 1, 2021 and 38,527 restricted stock units in connection with the closing of our acquisition of Ample, which vested immediately.

In April 2021, Mr. Sozio was granted 2,976 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of Viridian, which vested immediately. In October 2021, Mr. Sozio was granted 29,210 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of 365 Cannabis, which vested immediately. In April 2021, Mr. Sozio was granted 10,000 restricted stock units as part of our annual employee grants, which vest one quarter each year beginning on December 1, 2021.

TechMagic

During the fiscal year ended June 30, 2020, we have been invoiced through our wholly-owned subsidiary Solo by TechMagic USA LLC, a Massachusetts limited liability, in an amount of approximately $657,000. When we acquired Solo in January 2020, there was an open balance payable to TechMagic of approximately $265,000. Subsequently, during the remainder of our fiscal year ended June 30, 2020, we received invoices totaling an aggregate additional amount of approximately $392,000. After our year ended June 30, 2020, through to the date hereof, we have received invoices totaling an aggregate amount of approximately $375,000. Currently, there are outstanding invoices totaling approximately $767,000. The invoices set forth services that TechMagic USA LLC purports to have provided to Solo regarding development of mobile software applications for MJF and Solo between March and November 2020. Mr. Ashesh Shah, formerly the president of Solo and currently the beneficial holder of 6.2% of our issued and outstanding shares of Common Stock is, to our knowledge, the founder and one of the principal managers of TechMagic USA LLC. The invoices state that the services were rendered pursuant to the terms of an agreement regarding the development of mobile software products for Solo, entered into between Solo and TechMagic at a time when Mr. Shah was a principal at both entities. On December 4, 2020, TechMagic filed suit against Solo in Massachusetts Superior Court seeking recovery of up to approximately $1.07 million. Akerna provided a notice of termination of the Master Services Agreement on November 23, 2020 and the parties dispute the effective date of the termination. Solo disputes the validity of the invoices, in whole or in part, and intends to defend the suit vigorously. Mr. Ashesh Shah, formerly the president of Solo and currently the holder of less than 5% of our issued and outstanding shares of common stock is, to our knowledge, the founder and one of the principal managers of TechMagic USA LLC.

In July 2022, we entered into an agreement with TechMagic and the defendants to dismiss all litigation and claims described above. In connection with the settlement agreement, we reversed our previously accrued loss contingency of $0.5 million during the second quarter of 2022 and no amounts were paid in cash.

Indemnification

Akerna’s amended and restated certificate of incorporation contains provisions limiting the liability of directors, and its amended and restated bylaws provides that it will indemnify the directors and executive officers to the fullest extent permitted under Delaware law. Akerna’s amended and restated certificate of incorporation and bylaws also provides the Board with discretion to indemnify the other officers, employees, and agents when determined appropriate by the Board. In addition, Akerna entered into an indemnification agreement with each of its directors and executive officers, which requires it to indemnify them.

Related Person Transactions Policy and Procedure

Akerna’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Akerna or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Akerna’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Ours audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF AUDITORS

Introduction

The Audit Committee has appointed Marcum LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2023 and recommends that stockholders vote “FOR” ratification of this appointment. Although stockholder approval of this appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing the independent registered public accounting firm in the future. Even if you ratify the appointment of Marcum LLP, the Audit Committee may, in its sole discretion, terminate such engagement and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so. Marcum LLP was initially appointed by the Audit Committee on September 26, 2019. Representatives of Marcum LLP are not expected to be present at the Annual Meeting and are not expected to be available to respond to appropriate questions.

As discussed in greater detail below, the following table shows the fees paid or accrued by us to Marcum and during the fiscal years ended December 31, 2022 and 2021:

Type of Service	2022	2021
Audit Fees	$325,480	380,893
Audit-Related Fees(1)	118,965	—
Tax Fees	—	—
Other Fees	—	—
Total	$444,445	380,893

____________

(1)      For the year ended December 31, 2022 audit-related fees related to comfort letters and registration statements.

“Audit Fees” relate to fees and expenses billed by Marcum for the annual audits, including the audit of our financial statements, review of our quarterly financial statements and for comfort letters and consents related to stock issuances.

“Audit-Related Fees” relate to fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.

“Tax Fees” relate to fees for all professional services performed by professional staff in our independent auditor’s tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the Internal Revenue Service and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

“All Other Fees” relate to fees for any services not included in the above-described categories.

Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee will pre-approve all audit services and non-audit services to be provided by our independent auditors before the accountant is engaged to render these services. The Audit Committee may delegate its authority to pre-approve services to one or more committee members, provided that the designees present the pre-approvals to the full committee at the next committee meeting. Akerna’s Audit Committee was formed upon consummation of the Business Combination. As a result, the Audit Committee did not pre-approve any of the foregoing services performed by Marcum. Since the formation of our Audit Committee, and on a going-forward basis, the Audit Committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Required Vote

The ratification of the appointment of Marcum LLP as the Company’s independent registered public accounting firm for fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the votes cast by holders of voting stock present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal at the Annual Meeting. Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal. Such proposal is a “routine” matter on which brokers and nominees can vote on behalf of their clients if clients do not furnish voting instructions.

OUR BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF MARCUM LLP AS THE
COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Stockholder Proposals

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2023 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its headquarters at 1550 Larimer Street #246, Denver, Colorado 80202 no later than August 15, 2024.

In addition, our Amended and Restated Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. Notice of a nomination or proposal must be delivered to us not less than 90 days and not more than 120 days prior to the date we first mailed our proxy materials for the preceding year’s annual meeting of stockholders, or if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made (which for this purpose shall include any and all filings of the Company made on the EDGAR system of the SEC or any similar public database maintained by the SEC), whichever first occurs. Accordingly, for our 2024 annual meeting, notice of a nomination or proposal must be delivered to us no later than September 14, 2024 and no earlier than August 15, 2024. Nominations and proposals also must satisfy other requirements set forth in the Amended and Restated Bylaws. If a stockholder fails to comply with the foregoing notice provision or with certain additional procedural requirements under SEC rules, the Company will have authority to vote shares under proxies we solicit when and if the nomination or proposal is raised at the annual meeting of stockholders and, to the extent permitted by law, on any other business that may properly come before the annual meeting of stockholders and any adjournments or postponements. The Chief Executive Officer may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

In addition to satisfying the foregoing requirements under the Company’s bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees for the 2024 annual meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 29, 2024, unless the date of our 2024 annual meeting has changed by more than 30 days calendar days from this year’s annual meeting in which case such notice will be due on the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made.

Householding Information

Unless we have received contrary instructions, we may send a single copy of this Proxy Statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact us at Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, to inform us of their request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Where You Can Find More Information

We file annual and quarterly reports and other reports and information with the SEC. These reports and other information can be inspected and copied at, and copies of these materials can be obtained at prescribed rates from, the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the SEC’s site on the Internet, located at www.sec.gov. We will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, Attn: Secretary.

APPENDICES

APPENDIX A Form of Proxy Card

By: Order of the Board of Directors,
/s/ Jessica Billingsley
Jessica Billinglsey
Chief Executive Officer

December 13, 2023

Please sign and return the enclosed form of proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

APPENDIX A

FORM OF PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail AKERNA CORP. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Mountain Time, on December 27 2023. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED Please mark your votes like this THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE NOMINEE FOR CLASS II DIRECTOR AND “FOR” EACH PROPOSAL AT THE ANNUAL MEETING. THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS OF THE MEETING. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEE AND “FOR” PROPOSAL 2. 1. Election of Class II Director (1) Scott Sozio FOR WITHHOLD 2. Ratification of appointment of Marcum LLP. FOR AGAINST ABSTAIN Address Change? Mark box, sign, and indicate changes below: CONTROL NUMBER Signature Signature, if held jointly Date , 2023 Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders To view the 2023 Proxy Statement and 2023 Annual Report on Form 10-K and for directions on how to attend the Annual Meeting, please go to: https://www.cstproxy.com/akerna/2023 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AKERNA CORP. Annual Meeting of Stockholders December 28, 2023 10:00 AM (Mountain Time) I/We being stockholders of Akerna Corp. (the “Company”), hereby appoint Jessica Billingsley, Chief Executive Officer, to the Company and L. Dean Ditto, Chief Financial Officer to the Company OR ___________________ as my/our proxyholder each with full power of substitution and to attend, act and to vote for and on behalf of the undersigned stockholder in accordance with the following direction (or if no directions have been given, as recommended by the Board of Directors) and all other matters that my properly come before the Annual Meeting of the Company to be held at 201 Milwaukee Street., Suite 200, Denver, CO 80206 on December 28, 2023 at 10:00 AM Mountain Time or at any adjournment or postponement thereof. [Continued and to be signed on reverse side]